18

06016934

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tokyo Star Bank Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
SEP 19 2006
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 35006 FISCAL YEAR 3-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dly

DATE: 9/18/06

082-35006

ARIS
3-31-06

Consolidated Financial Statements

The Tokyo Star Bank, Limited
and Consolidated Subsidiaries

Years ended March 31, 2006 and 2005
with Report of Independent Auditors

ERNST & YOUNG SHINNIHON

Certified Public Accountants
Hibiya Kokusai Bldg.
2-2-3, Uchisaiwai-cho
Chiyoda-ku, Tokyo, Japan 100-0011
C.P.O. Box 1196, Tokyo, Japan 100-8641

Tel: 03 3503 1100
Fax: 03 3503 1197

Report of Independent Auditors

The Board of Directors
The Tokyo Star Bank, Limited

We have audited the accompanying consolidated balance sheets of The Tokyo Star Bank, Limited (the "Bank") and consolidated subsidiaries as of March 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended, all expressed in yen. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Tokyo Star Bank, Limited and consolidated subsidiaries at March 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

Supplemental Information

As described in Note 2(q), effective the year beginning April 1, 2005, the Bank and consolidated subsidiaries have adopted a new accounting standard for the impairment of fixed assets in the preparation of their consolidated financial statements.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2006 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 1.

Ernst & Young ShinNihon

June 26, 2006

The Tokyo Star Bank, Limited and Consolidated Subsidiaries

Consolidated Balance Sheets

	As of March 31,		
	2006	**2005**	**2006**
	(Millions of yen)		*(Thousands of U.S. dollars) (Note 1)*
Assets			
Cash and due from banks *(Note 3)*	**¥ 119,816**	¥ 152,792	**$ 1,020,499**
Call loans	**1,526**	1,307	**13,000**
Monetary receivables bought	**48,293**	50,264	**411,325**
Trading securities *(Note 4)*	**7**	12	**67**
Monetary assets held in trust *(Note 4)*	**3,670**	4,235	**31,261**
Investment securities *(Notes 4, 5, 6 and 15)*	**271,478**	360,270	**2,312,225**
Loans and bills discounted *(Notes 7 and 15)*	**1,031,891**	868,115	**8,788,786**
Foreign exchange	**275**	236	**2,342**
Other assets *(Note 8)*	**23,601**	9,476	**201,015**
Premises and equipment *(Notes 9 and 12)*	**13,969**	16,591	**118,984**
Deferred tax assets *(Note 22)*	**12,402**	11,004	**105,637**
Customers' liabilities for acceptances and guarantees *(Note 14)*	**2,326**	4,005	**19,818**
Reserve for possible loan losses	**(23,768)**	(28,149)	**(202,443)**
Total assets	**¥1,505,492**	¥1,450,163	**$12,822,520**
Liabilities			
Deposits *(Notes 5 and 15)*	**¥1,364,714**	¥1,328,076	**$11,623,495**
Borrowed money *(Notes 10 and 15)*	**1,000**	4,300	**8,517**
Foreign exchange	**14**	5	**122**
Corporate notes *(Note 11)*	**3,000**	3,000	**25,551**
Other liabilities *(Note 13)*	**40,566**	32,215	**345,513**
Reserve for employees' bonuses	**1,528**	1,416	**13,019**
Reserve for directors' bonuses	**1,037**	235	**8,836**
Negative goodwill	**297**	607	**2,537**
Acceptances and guarantees *(Note 14)*	**2,326**	4,005	**19,818**
Total liabilities	**1,414,486**	1,373,862	**12,047,412**
Stockholders' equity			
Common stock *(Note 16)*	**21,000**	21,000	**178,860**
Capital surplus *(Note 16)*	**19,000**	19,000	**161,826**
Retained earnings *(Note 28)*	**51,437**	35,588	**438,104**
Unrealized (loss) gain on available-for-sale securities, net of taxes *(Note 4)*	**(432)**	713	**(3,682)**
Total stockholders' equity	**91,005**	76,301	**775,108**
Total liabilities and stockholders' equity	**¥1,505,492**	¥1,450,163	**$12,822,520**

See accompanying notes to the consolidated financial statements.

The Tokyo Star Bank, Limited and Consolidated Subsidiaries

Consolidated Statements of Income

	Years ended March 31,		
	2006	**2005**	**2006**
	(Millions of yen)		*(Thousands of U.S. dollars) (Note 1)*
Income			
Interest and dividend income:			
Interest on loans and discounts	**¥38,192**	¥34,540	**$325,291**
Interest and dividends on securities	**5,333**	4,441	**45,424**
Interest on call loans	**36**	28	**313**
Interest on due from banks	**151**	3	**1,289**
Other interest income	**2,884**	2,108	**24,565**
Fees and commissions	**11,025**	9,480	**93,903**
Other operating income *(Note 18)*	**1,971**	1,407	**16,795**
Other income *(Note 20)*	**14,459**	12,949	**123,150**
Total income	**74,054**	64,959	**630,733**
Expenses			
Interest expenses:			
Interest on deposits	**7,762**	4,963	**66,115**
Interest on negotiable certificates of deposit	**4**	–	**35**
Interest on borrowed money	**17**	101	**146**
Interest on corporate notes	**72**	71	**613**
Other interest expenses	**1**	0	**10**
Fees and commissions	**2,334**	1,718	**19,883**
Other operating expenses *(Note 19)*	**622**	2,033	**5,298**
General and administrative expenses	**27,648**	23,991	**235,484**
Other expenses *(Note 21)*	**6,569**	5,739	**55,951**
Provision for possible loan losses	**–**	2,910	**–**
Total expenses	**45,031**	41,531	**383,540**
Income before income taxes and minority interests	**29,022**	23,428	**247,193**
Income taxes *(Note 22)*:			
Current	**12,404**	11,996	**105,654**
Deferred	**(531)**	(3,138)	**(4,525)**
	11,873	8,858	**101,129**
Minority interests in net income of subsidiaries	**–**	0	**–**
Net income	**¥17,149**	¥14,570	**$146,063**
	(Yen)		*(U.S. dollars) (Note 1)*
Net income per share *(Note 24)*	**¥24,499.10**	¥104,076.22	**$208.66**

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Stockholders' Equity

	Years ended March 31,		
	2006	**2005**	**2006**
	(Millions of yen)		*(Thousands of U.S. dollars) (Note 1)*
Common stock			
Beginning of the year	**¥21,000**	¥21,000	**$178,860**
End of the year	**¥21,000**	¥21,000	**$178,860**
Capital surplus			
Beginning of the year	**¥19,000**	¥19,000	**$161,826**
End of the year	**¥19,000**	¥19,000	**$161,826**
Retained earnings			
Beginning of the year	**¥35,588**	¥22,017	**$303,112**
Net income	**17,149**	14,570	**146,063**
Cash dividends	**1,300**	1,000	**11,072**
End of the year	**¥51,437**	¥35,588	**$438,104**
Unrealized (loss) gain on available-for-sale securities, net of taxes			
Beginning of the year	**¥ 713**	¥ 33	**$ 6,074**
Net change during the year	**(1,145)**	680	**(9,756)**
End of the year	**¥ (432)**	¥ 713	**$ (3,682)**

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

	Years ended March 31, 2006	2005	2006
	(Millions of yen)		(Thousands of U.S. dollars) (Note 1)
Cash flows from operating activities			
Income before income taxes and minority interests	¥ 29,022	¥ 23,428	$ 247,193
Depreciation	1,612	1,293	13,729
Loss on impairment of fixed assets	25	–	216
Amortization of goodwill	(274)	(279)	(2,334)
Net (decrease) increase in reserve for possible loan losses	(700)	3,150	(5,962)
Net increase in reserve for employees' bonuses	111	539	953
Net increase in reserve for directors' bonuses	802	54	6,834
Interest and dividend income	(46,598)	(41,121)	(396,884)
Interest expenses	7,857	5,137	66,921
Net (gain) loss on investment securities	(4,119)	1,150	(35,084)
Net gain on monetary assets held in trust	(285)	(74)	(2,433)
Net (gain) loss on sales of premises and equipment	(1,340)	412	(11,413)
Net increase in loans and bills discounted	(162,623)	(164,194)	(1,385,087)
Net increase in deposits	36,637	213,736	312,051
Net decrease in non-subordinated borrowed money	(3,300)	(2,400)	(28,106)
Net decrease (increase) in due from banks excluding due from Bank of Japan	3,447	(11,603)	29,361
Net decrease in call loans and monetary receivables bought	1,751	6,206	14,916
Net (increase) decrease in foreign exchange assets	(38)	521	(328)
Net increase (decrease) in foreign exchange liabilities	9	(11)	78
Interest and dividends received	38,568	31,656	328,496
Interest paid	(1,235)	(1,587)	(10,525)
Other, net	(4,978)	1,039	(42,403)
Subtotal	(105,646)	67,055	(899,812)
Income taxes paid, including provisional payments	(16,761)	(15,686)	(142,761)
Net cash (used in) provided by operating activities	(122,408)	51,369	(1,042,573)
Cash flows from investing activities			
Purchases of investment securities	(382,235)	(422,984)	(3,255,559)
Proceeds from sales of investment securities	363,777	262,981	3,098,350
Proceeds from redemption of investment securities	108,707	167,352	925,879
Increase in monetary assets held in trust	(455)	(4,621)	(3,878)
Decrease in monetary assets held in trust	1,392	1,795	11,859
Purchases of premises and equipment	(1,943)	(2,303)	(16,552)
Proceeds from sales of premises and equipment	4,972	2,956	42,349
Purchases of minority interests in consolidated subsidiaries	–	(141)	–
Payments for acquisition of subsidiaries	(367)	–	(3,130)
Net cash provided by investing activities	93,848	5,034	799,319
Cash flows from financing activities			
Repayment of subordinated borrowings	–	(2,000)	–
Dividends paid	(1,300)	(1,000)	(11,072)
Net cash used in financing activities	(1,300)	(3,000)	(11,072)
Net (decrease) increase in cash and cash equivalents	(29,860)	53,403	(254,327)
Cash and cash equivalents at beginning of the year	131,553	78,149	1,120,462
Cash and cash equivalents at end of the year *(Note 3)*	¥ 101,692	¥ 131,553	$ 866,134

See accompanying notes to the consolidated financial statements.

1. Basis of Preparation of the Consolidated Financial Statements

The accompanying consolidated financial statements of The Tokyo Star Bank, Limited (the "Bank") and its consolidated subsidiaries are compiled from the consolidated financial statements prepared by the Bank as stipulated in the Securities and Exchange Law of Japan and have been prepared on the basis of accounting principles and practices generally accepted in Japan, which are different in certain respects as to the application and disclosure requirements of International Financial Reporting Standards.

The Bank was established under the Commercial Code of Japan on January 31, 2001 as Nippon Finance Investment, Limited. On May 11, 2001, the Bank obtained a banking license from the Financial Services Agency of Japan. On June 11, 2001, the Bank purchased the business of Tokyo Sowa Bank, Ltd. ("Tokyo Sowa") and commenced commercial banking operations.

In preparing the accompanying consolidated financial statements, certain reclassifications have been made to the consolidated financial statements issued for domestic purposes in order to present them in a format which is more familiar to readers outside Japan. In addition, the notes to the consolidated financial statements include information which is not required under accounting principles generally accepted in Japan but is presented herein as additional information.

As permitted by the Securities and Exchange Law of Japan, amounts of less than one million yen have been omitted. Consequently, the totals shown in the accompanying consolidated financial statements (both in yen and U.S. dollars) do not necessarily agree with the sums of the individual amounts.

Certain reclassifications of previously reported amounts have been made to conform the prior year's consolidated financial statements to the current year's presentation.

The translation of yen amounts into U.S. dollar amounts is included solely for the convenience of readers outside Japan and has been made, as a matter of arithmetic computation only, at ¥117.41 = U.S.$1.00, the approximate rate of exchange in effect on March 31, 2006. This translation should not be construed as a representation that yen have been, could have been, or could in the future be, converted into U.S. dollars at the above or any other rate.

2. Summary of Significant Accounting Policies

(a) Principles of Consolidation

The consolidated financial statements include the accounts of the Bank as well as four of its subsidiaries as of and for the years ended March 31, 2006 and 2005. These consolidated subsidiaries at March 31, 2006 were as follows:

TSB Capital, Ltd.
TSB Servicer, Ltd.
The Star-Gin Real Estate Management Co., Ltd.
Sowa Business Ltd.

All significant intercompany balances and transactions have been eliminated in consolidation.

The fiscal year end of all the consolidated subsidiaries is March 31.

Negative goodwill represents the differences between the cost of the investments in the consolidated subsidiaries and the equity in their net assets at fair value. Negative goodwill is amortized over a period of five years on a straight-line basis, except that if the excess is immaterial it is fully charged or credited to income in the year of acquisition.

(b) Cash and Cash Equivalents

For the purpose of the consolidated statements of cash flows, cash and cash equivalents is defined as cash and due from the Bank of Japan and has been included in "Cash and due from banks" in the consolidated balance sheets.

(c) Trading Securities

Trading securities are stated at market value. Unrealized gain or loss on trading securities is recognized in earnings. Cost of securities sold is determined by the moving-average method.

(d) Investment Securities

Investment securities other than trading securities are classified and accounted for as follows:

(i) Debt securities which the Bank has the positive intent and ability to hold to maturity are classified as "held-to-maturity securities" and are carried at cost amortized on a straight-line basis over the period until maturity ("amortized cost"). Cost of securities sold is determined by the moving-average method. During the year ended March 31, 2006, one consolidated subsidiary sold its held-to-maturity securities and there were no debt securities classified as held-to-maturity securities at March 31, 2006.

2. Summary of Significant Accounting Policies (continued)

(d) Investment Securities (continued)

(ii) Available-for-sale securities whose fair value is readily determinable are carried at fair value. Unrealized gain or loss is reported, net of taxes, as a separate component of stockholders' equity. Available-for-sale securities whose fair value is not readily determinable are carried at cost or amortized cost. Cost of securities sold is determined by the moving average method.

(e) Monetary Assets Held in Trust

Securities included in "Monetary assets held in trust" are valued by the same method as that described in (c) and (d) above.

(f) Derivatives

Derivative financial instruments are stated at fair value.

(g) Depreciation of Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation. Depreciation of premises and equipment of the Bank, except for buildings, is computed by the declining-balance method. Depreciation of the Bank's buildings is computed by the straight-line method. The estimated useful lives of primary buildings and equipment are as follows:

Buildings:	8 to 50 years
Equipment:	2 to 20 years

Depreciation of premises and equipment of the consolidated subsidiaries is computed primarily by the declining-balance method over the estimated useful lives of the respective assets.

(h) Software

Acquisition costs of software to be used internally are capitalized and amortized by the straight-line method over an estimated useful life of five years.

(i) Loans Purchased from Other Financial Institutions

Loans on deeds and bills discounted which the Bank acquired from other financial institutions are initially recorded at acquisition cost in the balance sheet, and the differences between the acquisition cost and the principal amount is amortized in proportion to the principal over the life of each loan. Overdrafts and revolving loans on notes are carried at principal and such differences are recorded as a liability and amortized over the remaining term of each loan by the straight-line method.

2. Summary of Significant Accounting Policies (continued)

(i) Loans Purchased from Other Financial Institutions (continued)

Regardless of the above treatment, loans to debtors classified as likely to become bankrupt, virtually bankrupt or legally bankrupt are recorded at their respective acquisition costs and the differences are not amortized.

(j) Reserve for Possible Loan Losses

The Bank's reserve for possible loan losses is provided pursuant to its internal rules governing write-offs of claims and reserve for possible loan losses.

For claims against debtors who are legally bankrupt or virtually bankrupt, a reserve is provided based on the total amount of the claims, after charge-offs and net of any amounts expected to be collected through the disposal of collateral or the execution of guarantees. For claims against debtors who are likely to become bankrupt and whose future cash flows cannot be reasonably estimated, a reserve is provided at the amount deemed necessary based on an overall solvency assessment less the anticipated collection by disposing of collateral and by executing guarantees. For claims against debtors who are likely to become bankrupt or whose claims are being restructured (as noted in Note 7), if the amount of the claims exceeds a certain level for which the amount of future cash flows can be reasonably estimated, a reserve is provided for the difference between the present value of the expected future cash flows discounted at the initial contracted interest rate and at the carrying value of each claim. For other claims, a reserve is provided based on the Bank's historical experience with losses on loans.

All claims are assessed by the credit origination divisions based on the internal rules for self-assessment of asset quality. The credit examination division, which is independent from the credit origination divisions, subsequently performs a review of their assessments, and a reserve is provided based on the results.

Provisions for possible loan losses on claims purchased from other financial institutions are directly offset against any income from the amortization of the difference between the contractual principal and the acquisition costs of the purchased claims since the amortization income represents a change in the credit risk of the purchased claims.

For collateralized or guaranteed claims against debtors who are legally bankrupt or virtually bankrupt, the amount of claims exceeding the estimated value of the collateral or guarantees is deemed uncollectible and has been charged-off. The amounts charged-off for the years ended March 31, 2006 and 2005 totaled ¥17,948 million ($152,869 thousand) and ¥14,937 million, respectively.

The consolidated subsidiaries' reserve for possible loan losses is provided based on the historical loan loss experience for normal claims and based on estimates of collectibility on a loan-by-loan basis for impaired loans.

2. Summary of Significant Accounting Policies (continued)

(k) Reserve for Employees' Bonuses

The reserve for employees' bonuses is provided based on the estimated amounts attributed to the current year for future bonus payments to employees.

(l) Reserve for Directors' Bonuses

The reserve for directors' bonuses is provided based on the estimated amounts attributed to the current year for future bonus payments to directors.

(m) Foreign Currency Transactions

Assets and liabilities denominated in foreign currencies are translated into yen primarily at the spot rates in effect at each balance sheet date.

(n) Leases

Non-cancelable leases are accounted for as operating leases (whether such leases are classified as operating or finance leases), except that lease agreements which stipulate the transfer of ownership of the leased assets to the lessees are accounted for as finance leases.

(o) Hedge Accounting

With respect to hedge accounting for interest-rate risk arising from financial assets and liabilities, the Bank has adopted deferral hedge accounting as prescribed in the Industry Audit Committee Report No. 24, "Accounting and Auditing Treatment of Accounting Standards for Financial Instruments in Banking Industry," issued by the Japanese Institute of Certified Public Accountants ("JICPA"). Under the Industry Audit Committee Report No. 24, the Bank groups its deposits (hedged items) and interest-rate swaps (hedging instruments) by maturity and assesses the hedge effectiveness by comparing the value of each basket of deposits and the corresponding interest-rate swaps.

(p) Consumption Taxes

Transactions subject to national and local consumption taxes are recorded at amounts exclusive of consumption taxes. Consumption taxes levied on the purchases of premises and equipment, which are not tax-deductible, are charged to income when incurred.

2. Summary of Significant Accounting Policies (continued)

(q) Impairment of Fixed Assets

The Bank and its consolidated subsidiaries have adopted a new accounting standard for the impairment of fixed assets entitled "Opinion Concerning the Establishment of an Accounting Standard for the Impairment of Fixed Assets" (Business Accounting Council, August 9, 2002) and "Guideline on Implementation of the Accounting Standard for the Impairment of Fixed Assets" (Accounting Standards Board of Japan Guideline No. 6, October 31, 2003) in their consolidated financial statements as of and for the year ended March 31, 2006.

As a result of applying this standard and the relevant guideline, the Bank recorded an impairment loss of ¥25 million ($216 thousand) which has been included in "Other expenses" for the year ended March 31, 2006. Under this standard, an impairment loss is recognized when the balance of fixed assets utilized in operations are not expected to be recoverable. Since the Head Office manages profit and loss on operations of the Bank as a whole, fixed assets held and utilized in operations are grouped as one asset group for the purpose of impairment testing. As for idle assets, the carrying value of the impaired assets are reduced to their net realizable value and the total amount of the write-downs has been recognized as an impairment loss in the consolidated statement of income. Each asset is considered to be an independent unit for the assessment and recognition of impairment losses on idle assets. Since premises and equipment is carried net of accumulated depreciation in the consolidated balance sheets in accordance with the Enforcement Regulations of the Banking Law, impairment losses have also been deducted directly from the respective assets in the accompanying consolidated balance sheet at March 31, 2006.

3. Cash and Cash Equivalents

A reconciliation between "Cash and due from banks" in the consolidated balance sheets at March 31, 2006 and 2005 and "Cash and cash equivalents" in the consolidated statements of cash flows for the years then ended is summarized as follows:

	2006	2005	**2006**
	(Millions of yen)		*(Thousands of U.S. dollars)*
Cash and due from banks	**¥119,816**	¥152,792	**$1,020,499**
Due from banks other than the Bank of Japan	**(18,123)**	(21,239)	**(154,364)**
Cash and cash equivalents	**¥101,692**	¥131,553	**$ 866,134**

4. Fair Value of Securities

(i) Trading securities

The carrying value of trading securities at March 31, 2006 and 2005 and the net holding gain (loss) included in earnings for the years then ended are summarized as follows:

	2006	2005	2006
	(Millions of yen)		*(Thousands of U.S. dollars)*
Carrying value	**¥7**	¥12	**$67**
Net holding gain (loss)	**(0)**	(0)	**(4)**

(ii) Held-to-maturity securities with readily determinable fair value

One consolidated subsidiary owned held-to-maturity securities at March 31, 2005. The carrying value and fair value of held-to-maturity securities which had readily determinable fair value and the related unrealized gain or loss at March 31, 2005 are summarized as follows:

	March 31, 2005				
	Carrying value	Fair value	Net unrealized gain (loss)	Gain	Loss
	(Millions of yen)				
Government bonds	¥14	¥14	¥0	¥0	¥–
Total	¥14	¥14	¥0	¥0	¥–

At March 31, 2006, the Bank and consolidated subsidiaries had no held-to-maturity securities with readily determinable fair value, because a consolidated subsidiary sold its held-to-maturity securities for the aggregate amount of ¥14 million during the year ended March 31, 2006 in order to comply with a new investment strategy which it implemented during the year.

4. Fair Value of Securities (continued)

(iii) Available-for-sale securities with readily determinable fair value

The cost and carrying value of available-for-sale securities which had readily determinable fair value and the related unrealized gain or loss at March 31, 2006 and 2005 are summarized as follows:

	March 31, 2006				
	Cost	Carrying value	Net unrealized gain (loss)	Gain	Loss
			(Millions of yen)		
Equities	¥ 579	¥ 1,694	¥ 1,114	¥1,114	¥ –
Bonds:					
Government bonds	128,319	127,084	(1,234)	11	1,245
Municipal bonds	609	596	(12)	0	12
Corporate bonds	17,773	17,730	(43)	1	44
Other	87,140	86,592	(549)	508	1,058
Total	¥234,421	¥233,697	¥ (725)	¥1,635	¥2,361

	March 31, 2005				
	Cost	Carrying value	Net unrealized gain (loss)	Gain	Loss
			(Millions of yen)		
Equities	¥ 360	¥ 493	¥ 132	¥ 132	¥ –
Bonds:					
Government bonds	186,403	187,278	874	874	–
Municipal bonds	109	110	0	0	–
Corporate bonds	9,303	9,294	(9)	2	11
Other	123,247	123,547	203	804	600
Total	¥319,424	¥320,723	¥1,202	¥1,815	¥612

	March 31, 2006				
	Cost	Carrying value	Net unrealized gain (loss)	Gain	Loss
			(Thousands of U.S. dollars)		
Equities	$ 4,934	$ 14,428	$ 9,493	$ 9,493	$ –
Bonds:					
Government bonds	1,092,917	1,082,401	(10,515)	96	10,612
Municipal bonds	5,188	5,079	(108)	0	109
Corporate bonds	151,377	151,009	(368)	9	377
Other	742,188	737,524	(4,683)	4,330	9,014
Total	$1,996,606	$1,990,443	$ (6,182)	$13,931	$20,113

4. Fair Value of Securities (continued)

(iii) Available-for-sale securities with a readily determinable fair value (continued)

The components of unrealized gain (loss) on available-for-sale securities at March 31, 2006 and 2005 are summarized as follows:

	2006	2005	2006
	(Millions of yen)		*(Thousands of U.S. dollars)*
Gross valuation difference	**¥(725)**	¥1,202	**$(6,182)**
Deferred tax assets (liabilities)	**293**	(489)	**2,499**
Unrealized gain (loss) on available-for-sale securities, net of taxes	**¥(432)**	¥ 713	**$(3,682)**

The carrying value of securities without readily determinable fair value at March 31, 2006 and 2005 is summarized as follows:

	2006	2005	2006
	(Millions of yen)		*(Thousands of U.S. dollars)*
Available-for-sale securities:			
Unlisted shares (excluding shares of stock traded on the OTC market)	**¥ 3,356**	¥ 723	**$ 28,590**
Corporate bonds	**32,655**	36,825	**278,135**
Other	**1,766**	1,983	**15,045**
Total	**¥37,779**	¥39,531	**$321,771**

(iv) Monetary Assets Held in Trust for Trading Purposes

The carrying value of monetary assets held in trust and net holding gain (loss) credited (charged) to income at March 31, 2006 and 2005 are summarized as follows:

	2006	2005	2006
	(Millions of yen)		*(Thousands of U.S. dollars)*
Carrying value	**¥3,670**	¥4,235	**$31,261**
Net holding gain (loss)	**(17)**	(86)	**(153)**

5. Available-for-Sale Securities Sold

Available-for-sale securities sold during the years ended March 31, 2006 and 2005 are summarized as follows:

	2006	2005	2006
	(Millions of yen)		*(Thousands of U.S. dollars)*
Proceeds from sales	**¥363,778**	¥262,981	**$3,098,363**
Gain on sales	**1,744**	763	**14,861**
Loss on sales	**504**	974	**4,299**

6. Contractual Maturities of Available-for-Sale Securities and Held-to-Maturity Securities

The contractual maturities of available-for-sale securities at March 31, 2006 and of available-for-sale securities and held-to-maturity securities at March 31, 2005 are summarized as follows:

	March 31, 2006			
	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
	(Millions of yen)			
Bonds:				
Government bonds	**¥15,686**	**¥ 89,896**	**¥13,716**	**¥ 7,785**
Municipal bonds	**–**	**498**	**98**	**–**
Corporate bonds	**3,550**	**32,688**	**14,147**	**–**
Other	**14,059**	**30,766**	**24,114**	**2,295**
Total	**¥33,296**	**¥153,848**	**¥52,077**	**¥10,080**

	March 31, 2005			
	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
	(Millions of yen)			
Bonds:				
Government bonds	¥35,604	¥130,577	¥ –	¥21,111
Municipal bonds	–	8	101	–
Corporate bonds	18,700	24,920	2,498	–
Other	18,861	50,938	36,613	540
Total	¥73,165	¥206,445	¥39,214	¥21,652

	March 31, 2006			
	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
	(Thousands of U.S. dollars)			
Bonds:				
Government bonds	**$133,606**	**$ 765,659**	**$116,827**	**$66,308**
Municipal bonds	**–**	**4,242**	**837**	**–**
Corporate bonds	**30,235**	**278,410**	**120,498**	**–**
Other	**119,751**	**262,039**	**205,389**	**19,552**
Total	**$283,593**	**$1,310,352**	**$443,552**	**$85,861**

7. Loans and Bills Discounted

Loans and bills discounted at March 31, 2006 and 2005 consisted of the following:

	2006	2005	2006
	(Millions of yen)		*(Thousands of U.S. dollars)*
Loans on deeds	**¥ 920,340**	¥781,652	**$7,838,688**
Loans on notes	**76,475**	56,198	**651,352**
Bills discounted	**488**	205	**4,159**
Overdrafts	**34,587**	30,058	**294,585**
Total	**¥1,031,891**	¥868,115	**$8,788,786**

Bills discounted included banker's acceptances, commercial bills, documentary bills and bills purchased in connection with foreign exchange transactions. Bills discounted, which can be either sold or repledged by the Bank, are treated as financing transactions rather than as sales in accordance with the Industry Audit Committee Report No. 24 "Accounting and Auditing Treatment of Accounting Standards for Financial Instruments in Banking Industry."

The aggregate amount of loans and bills discounted at March 31, 2006 and 2005 included the following:

	2006	2005	2006
	(Millions of yen)		*(Thousands of U.S. dollars)*
Loans to bankrupt borrowers	**¥ 601**	¥ 2,546	**$ 5,124**
Past due loans	**22,260**	30,429	**189,596**
Loans past due for three months or more	**6**	6	**51**
Restructured loans	**12,041**	11,637	**102,556**
Total	**¥34,909**	¥44,620	**$297,328**

Loans to bankrupt borrowers represent loans which have been placed in non-accrual status due to substantial delinquency or to other reasons ("non-accrual loans") and meet certain provisions as stipulated in Article 96, Paragraph 1, Subparagraphs 3 and 4 of the Enforcement Ordinance of the Corporation Tax Law of Japan.

In addition, loans to bankrupt borrowers at March 31, 2006 and 2005 included DIP finance (finance to companies restructuring under turnaround procedures) in the aggregate amounts of ¥50 million ($425 thousand) and ¥205 million, respectively. These amounts were fully secured by pledged collateral.

Past due loans represent non-accrual loans, other than loans to bankrupt borrowers and loans on which the payment of interest has been deferred in order to assist the restructuring of these borrowers who are experiencing financial difficulties.

Loans past due for three months or more represent loans on which the payment of principal or interest is three months or more past due from the day following the contractual due date. Such loans exclude loans to bankrupt borrowers and past due loans.

7. Loans and Bills Discounted (continued)

Restructured loans represent loans which have been restructured to provide relief to the borrowers by reducing interest rates, by rescheduling interest payments and payments on principal, or by waiving claims for borrowers experiencing financial difficulties. Such loans exclude loans to bankrupt borrowers, past due loans and loans past due for three months or more.

A loan participation transaction which transfers substantially all the risks and rewards of the transferred asset is accounted for as a sale of a loan by an originating lender to a participant. Loan participation agreements which were accounted for as sales of loans totaled ¥92 million ($786 thousand) and ¥1,796 million at March 31, 2006 and 2005, respectively. The loans in which the Bank was a participant under loan participation agreements and which were accounted for as loans to debtors amounted to ¥276 million ($2,355 thousand) and ¥1,335 million at March 31, 2006 and 2005, respectively.

Overdraft agreements and loan commitments are agreements under which the Bank and its consolidated subsidiaries are obliged to extend loans up to a prearranged limit unless the customer is in breach of contract. The loan commitments not yet utilized at March 31, 2006 and 2005 totaled ¥59,006 million ($502,569 thousand) and ¥113,819 million, respectively, of which ¥26,215 million ($223,285 thousand) and ¥62,439 million, respectively, related to agreements whose contractual terms were for one year or less or which were unconditionally cancelable at any time. As the majority of these agreements expire without the right to extend the loans being exercised, the unutilized balance of the commitments does not affect the future cash flows of the Bank or of its consolidated subsidiaries. These agreements usually include provisions which stipulate that the Bank and its consolidated subsidiaries have the right either to refuse the execution of the loans or to reduce the contractual commitments when there is a change in the borrower's financial condition, or when additional assurance of the financial stability and creditworthiness of a borrower is necessary, or when other unforeseen circumstances arise.

The Bank and its consolidated subsidiaries take various measures to protect their credit. Such measures include obtaining real estate or securities as collateral upon entering into the agreements, monitoring a customer's business on a regular basis in accordance with established internal procedures, and amending loan commitment agreements as and when necessary.

8. Other Assets

Other assets at March 31, 2006 and 2005 consisted of the following:

	2006	2005	2006
	(Millions of yen)		*(Thousands of U.S. dollars)*
Domestic exchange settlement account, debit	**¥ 1,778**	¥2,925	**$ 15,146**
Accrued income	**2,829**	2,364	**24,099**
Other	**18,993**	4,186	**161,769**
Total	**¥23,601**	¥9,476	**$201,015**

9. Premises and Equipment

Premises and equipment at March 31, 2006 and 2005 consisted of the following:

	2006	2005	2006
	(Millions of yen)		*(Thousands of U.S. dollars)*
Land	**¥ 6,255**	¥ 8,686	**$ 53,282**
Buildings	**4,098**	4,676	**34,903**
Equipment	**4,410**	3,927	**37,567**
Security deposits	**2,206**	2,255	**18,788**
Other	**-**	26	**-**
Total	**16,970**	19,572	**144,542**
Accumulated depreciation	**(3,000)**	(2,980)	**(25,557)**
Net book value	**¥13,969**	¥16,591	**$118,984**

10. Borrowed Money

At March 31, 2006 and 2005, the outstanding balance of borrowed money was ¥1,000 million ($8,517 thousand) and ¥4,300 million, respectively. The Bank and consolidated subsidiaries repaid ¥3,300 million of borrowed money on April 28, 2005 and the remaining outstanding borrowed money of ¥1,000 million was extended; it fell due and was paid in full on April 28, 2006. The weighted-average annual interest rate at March 31, 2006 and 2005 was 1.10%.

11. Corporate Notes

On March 4, 2004, the Bank issued unsecured subordinated notes totaling ¥3,000 million, due March 4, 2014, at a floating annual interest rate of JPY 6 months LIBOR plus 2.3% from the date of issuance to March 3, 2009, and at JPY 6 months LIBOR plus 3.8% from March 4, 2009 to the maturity date.

12. Accumulated Depreciation

Accumulated depreciation of premises and equipment at March 31, 2006 and 2005 was ¥3,000 million ($25,557 thousand) and ¥2,980 million, respectively.

13. Other Liabilities

Other liabilities at March 31, 2006 and 2005 consisted of the following:

	2006	2005	2006
	(Millions of yen)		(Thousands of U.S. dollars)
Domestic exchange settlement account, credit	**¥ 481**	¥ 497	**$ 4,104**
Income taxes payable	**7,743**	5,595	**65,956**
Accrued expenses	**15,855**	8,943	**135,043**
Unearned income	**2,313**	2,261	**19,700**
Deferred income on purchased loans	**4,766**	8,311	**40,595**
Other	**9,406**	6,606	**80,112**
Total	**¥40,566**	¥32,215	**$345,513**

14. Acceptances and Guarantees

All contingent liabilities arising in the course of compliance with customers' needs involving foreign trading or other transactions are included in "Acceptances and guarantees." A contra account, "Customers' liabilities for acceptances and guarantees," is shown on the asset side representing the Bank's right of indemnification to the customers.

15. Assets Pledged

Assets pledged as collateral at March 31, 2006 and 2005 were as follows:

	2006	2005	2006
	(Millions of yen)		(Thousands of U.S. dollars)
Assets pledged as collateral:			
Investment securities	**¥24,354**	¥24,308	**$207,434**
Loans	**5,760**	6,458	**49,062**
Liabilities secured by the above assets:			
Borrowed money	**1,000**	4,300	**8,517**
Deposits	**622**	564	**5,303**

In addition, investment securities of ¥51,787 million ($441,082 thousand) and ¥57,376 million at March 31, 2006 and 2005, respectively, were pledged as collateral principally to clearing agencies for settlement of foreign and domestic exchange transactions.

16. Common Stock and Capital Surplus

The Bank implemented a five-for-one stock split on September 1, 2005. As a result, authorized shares of common stock were 2,800,000 shares and 560,000 shares at March 31, 2006 and 2005, respectively. Shares of common stock issued and outstanding were 700,000 shares and 140,000 shares at March 31, 2006 and 2005, respectively.

17. Employees' Retirement Pension Plan

The Bank introduced a defined contribution retirement pension plan for employees on April 1, 2004. Contributions to the plan of ¥281 million ($2,401 thousand) and ¥243 million in the aggregate have been included in general and administrative expenses in the accompanying consolidated statements of income for the years ended March 31, 2006 and 2005, respectively.

18. Other Operating Income

Other operating income for the years ended March 31, 2006 and 2005 consisted of the following:

	2006	2005	2006
	(Millions of yen)		*(Thousands of U.S. dollars)*
Gain on foreign exchange transactions	**¥ 203**	¥ 309	**$ 1,731**
Gain on sales of bonds	**1,320**	588	**11,244**
Gain on financial derivatives	**416**	144	**3,549**
Other	**31**	364	**270**
Total	**¥1,971**	¥1,407	**$16,795**

19. Other Operating Expenses

Other operating expenses for the years ended March 31, 2006 and 2005 consisted of the following:

	2006	2005	2006
	(Millions of yen)		*(Thousands of U.S. dollars)*
Loss on sales of bonds	**¥504**	¥ 974	**$4,299**
Other	**117**	1,059	**998**
Total	**¥622**	¥2,033	**$5,298**

20. Other Income

Other income for the years ended March 31, 2006 and 2005 consisted of the following:

	2006	2005	2006
	(Millions of yen)		*(Thousands of U.S. dollars)*
Gain on recoveries of purchased loans	**¥ 6,185**	¥ 6,443	**$ 52,684**
Gain on sales of loans	–	1,617	–
Gain on sale of a portion of the credit card business	–	803	–
Reversal of possible loan losses	**3,716**	–	**31,658**
Gain on sales of premises and equipment	**2,007**	728	**17,102**
Other	**2,548**	3,356	**21,705**
Total	**¥14,459**	¥12,949	**$123,150**

21. Other Expenses

Other expenses for the years ended March 31, 2006 and 2005 consisted of the following:

	2006	2005	2006
	(Millions of yen)		*(Thousands of U.S. dollars)*
Write-offs of loans	**¥5,159**	¥4,055	**$43,942**
Loss on disposal of premises and equipment	**667**	1,141	**5,688**
Other	**742**	542	**6,320**
Total	**¥6,569**	¥5,739	**$55,951**

22. Income Taxes

Income taxes applicable to the Bank and its consolidated subsidiaries comprise corporation tax, inhabitants' taxes and enterprise tax. The major components of deferred tax assets and liabilities at March 31, 2006 and 2005 are summarized as follows:

	2006	2005	2006
	(Millions of yen)		*(Thousands of U.S. dollars)*
Deferred tax assets:			
Reserve for possible loan losses	**¥11,216**	¥11,012	**$ 95,533**
Reserve for employees' bonuses	**599**	576	**5,105**
Enterprise tax payable	**523**	447	**4,458**
Unrealized loss on available-for-sale securities	**295**	–	**2,515**
Net operating loss carryforward	**–**	380	**–**
Other	**607**	519	**5,174**
Gross deferred tax assets	**13,242**	12,935	**112,788**
Less: Valuation allowance	**(829)**	(1,346)	**(7,065)**
Total deferred tax assets	**12,412**	11,589	**105,723**
Deferred tax liabilities:			
Unrealized gain on available-for-sale securities	**–**	(489)	**–**
Reversal of impairment loss on investments in subsidiaries upon consolidation	**(10)**	(94)	**(85)**
Total deferred tax liabilities	**(10)**	(584)	**(85)**
Net deferred tax assets	**¥12,402**	¥11,004	**$105,637**

22. Income Taxes (continued)

A reconciliation between the statutory tax rate and the effective tax rate reflected in the accompanying consolidated statement of income for the year ended March 31, 2005 is presented as follows:

Statutory tax rate	40.69%
Unrecognized tax benefits of subsidiaries in a net loss position	1.27
Utilization of tax loss carryforwards of subsidiaries	(3.68)
Other	(0.47)
Effective tax rate	37.81%

No reconciliation between the statutory tax rate and the effective tax rate has been disclosed for the year ended March 31, 2006, as permitted by the Securities and Exchange Law, because the difference between the statutory tax rate and the effective tax rate reflected in the consolidated statement of income was less than 5 percent of the statutory tax rate.

23. Lease Transactions

The following *pro forma* amounts represent the acquisition costs, accumulated depreciation and the net book value of the leased assets at March 31, 2006 and 2005, which would have been reflected in the accompanying consolidated balance sheets if the Bank had accounted for such lease transactions as finance leases rather than operating leases:

Equipment

	2006	**2005**	**2006**
	(Millions of yen)		*(Thousands of U.S. dollars)*
Acquisition costs	**¥70**	¥66	**$603**
Accumulated depreciation	**(47)**	(37)	**(407)**
Net book value	**¥23**	¥28	**$196**

Interest expense has been included in the calculation of acquisition costs as the lease payables were insignificant in terms of total property and equipment at the end of the year.

The following *pro forma* amounts represent lease payments and depreciation for the years ended March 31, 2006 and 2005, which would have been reflected in the accompanying consolidated statements of income if the Bank had accounted for such lease transactions as finance leases rather than operating leases:

	2006	**2005**	**2006**
	(Millions of yen)		*(Thousands of U.S. dollars)*
Lease payments	**¥11**	¥12	**$101**
Depreciation	**11**	12	**101**

Depreciation of leased assets is computed by the straight-line method over the respective lease terms assuming a nil residual value for these assets.

23. Lease Transactions (continued)

The following table presents the schedule of future minimum lease payments at March 31, 2006:

	(Millions of yen)	*(Thousands of U.S. dollars)*
Due within one year	**¥14**	**$123**
Due subsequent to one year	**15**	**130**
Total	**¥29**	**$253**

24. Amounts Per Share

The following table presents net income per share for the years ended March 31, 2006 and 2005 and net assets per share at March 31, 2006 and 2005:

	2006	**2005**	**2006**
	(Yen)		*(U.S. dollars)*
Net income per share:			
Basic	**¥ 24,499.10**	¥104,076.22	**$ 208.66**
Diluted	**–**	–	**–**
Net assets per share	**¥130,007.85**	¥545,011.65	**$1,107.29**

Diluted net income per share has not been disclosed because, for the year ended March 31, 2006, the Bank's stock options had no dilutive effect on net income per share, and for the year ended March 31, 2005, the Bank had not issued any potentially dilutive shares of common stock.

The underlying data for the calculation of net income per share for the years ended March 31, 2006 and 2005 are summarized as follows:

	2006	**2005**	**2006**
	(Millions of yen)		*(Thousands of U.S. dollars)*
Net income	**¥17,149**	¥14,570	**$146,060**
Amount not available to stockholders	**–**	–	**–**
Net income available to stockholders	**¥17,149**	¥14,570	**$146,060**
Weighted-average number of shares of common stock outstanding	**700,000**	140,000	**700,000**

24. Amounts Per Share (continued)

The Bank implemented a five-for-one stock split on September 1, 2005. The following *pro forma* table presents net income per share for the year ended March 31, 2005 and net assets per share at March 31, 2005 if the stock split had gone into effect on April 1, 2004:

	2005
	(Yen)
Net income per share:	
Basic	¥ 20,815.24
Diluted	–
Net assets per share	¥109,002.33

25. Derivatives

Qualitative Information

To cover transactions with customers designed to meet the customers' need to hedge their exposure to fluctuation in interest rates and foreign exchange rates and to conduct its own asset-liability management ("ALM"), the Bank enters into interest-rate swap contracts, foreign currency derivative transactions and forward foreign exchange contracts.

(i) Risk

Market risk and credit risk are the two types of risk primarily inherent in derivative transactions. Market risk is the risk of loss arising from movements in observable market variables. Credit risk relates to the loss which the Bank would suffer if a counterparty failed to meet its contractual obligations due to default.

(ii) Risk management

Derivatives are entered into in accordance with the Bank's internal rules such as those stipulated in the bylaws of the Treasury Department. The Integrated Risk Management Department monitors risk, primarily market risk and credit risk, on a daily basis and periodically reports back to the ALM Committee and to other members of management.

(iii) Additional quantitative information

The notional amounts of interest-rate derivatives presented in the section which follows do not reflect the full extent of the actual market or credit risk inherent in these positions.

25. Derivatives (continued)

Quantitative Information

(i) Interest-related products

The following table presents the notional amounts of the interest-related derivatives measured at market rates at March 31, 2006 and 2005:

Market	Products	2006	2005	2006
		Notional amounts		
		(Millions of yen)		*(Thousands of U.S. dollars)*
OTC	Interest-rate swap contracts:			
	Receive fixed / pay floating	**¥12,800**	¥–	**$109,019**
	Receive floating / pay fixed	**12,846**	–	**109,417**
	Total	**¥25,646**	¥–	**$218,437**

The above derivatives were marked to market and the changes in the fair value of the positions have been included directly in earnings.

Derivatives positions which qualify for hedge accounting under Industry Audit Committee Report No. 24, "Accounting and Auditing Treatment of Accounting Standards for Financial Instruments in Banking Industry," have been excluded from the above table.

(ii) Currency-related products

The following table presents the notional amounts of the currency-related derivatives positions measured at market rates at March 31, 2006 and 2005:

Market	Products	2006	2005	2006
		Notional amounts		
		(Millions of yen)		*(Thousands of U.S. dollars)*
OTC	Forward foreign exchange contracts:			
	Short positions	**¥1,192**	¥ 82	**$10,157**
	Long positions	**1,636**	1,194	**13,937**
	Total	**¥2,828**	¥1,277	**$24,094**

The above derivatives were marked to market and the changes in their fair value have been included directly in earnings.

26. Tax Examination

The Bank was examined by the Tokyo Regional Taxation Bureau for its corporate income taxes (corporate tax, inhabitants' taxes and enterprise tax) for the period from the fiscal year ended March 31, 2002 through March 31, 2004.

As a result of this examination, the Bank received a disposition concerning certain differences in profit recognized on the amortization of the differences between the carrying value of purchased loans related to business transfers and the related purchase amounts as well as to timing differences in profit recognition (the amount of profit which should have been recognized was different or the profit should have been recognized earlier for tax purposes). Accordingly, the Bank received a reassessment notice on June 29, 2005. Specifically, the Bank was required to make payment of back taxes of ¥8,801 million ($74,960 thousand), which extended over 3 fiscal years, as well as an additional tax payment and a late penalty of ¥1,685 million ($14,353 thousand).

In order to avoid further payment of additional tax and penalty, the Bank has fully paid the back taxes, additional tax and late penalty. However, the Bank believes that its original treatment of profit on amortization was appropriate from both accounting and tax perspectives. Thus, on August 26, 2005, the Bank requested an examination to the National Tax Tribunal.

27. Stock Option Plan

During the year ended March 31, 2006, the Bank granted stock options to its officers, to certain of its own employees and to a certain employee of a subsidiary. The plan offers options to purchase 7,000 shares (originally 1,400 shares before the five-for-one stock split on September 1, 2005) of the Bank's common stock at a predetermined exercise price of ¥440,843. This exercise price was calculated based on the average market closing prices during the month preceding the issuance date. These stock options are exercisable from July 1, 2007 to June 30, 2010.

28. Subsequent Event

Appropriation of retained earnings

At a meeting of the Board of Directors of the Bank held on May 26, 2006, the Board of Directors approved an appropriation of retained earnings for the year ended March 31, 2006 in order to pay cash dividends of ¥5,000 ($42.58) per share of common stock in the aggregate amount of ¥3,500 million ($29,810 thousand) to stockholders of record as of March 31, 2006.

Consolidated Financial Results
for the 1st Quarter Results of Fiscal 2006

TOKYO
STAR
BANK
東京スター銀行

For Immediate Press Release: August 7, 2006

Consolidated Financial Results for the 1st Quarter of Fiscal 2006
ended June 30, 2006

Company Name (Code Number): **The Tokyo Star Bank, Limited** (8384)
(URL http://www.tokyostarbank.co.jp/)

Stock Exchange Listings: First Section of Tokyo

The financial information presented here has not been audited.
Simplified accounting treatments are used for the depreciation of fixed assets and income taxes.
The amounts are rounded down to the nearest million of yen.

1. Summary of Consolidated Financial Results for the 1st Quarter of Fiscal 2006

(1) Operating Results (in millions of yen except per share data and percentages)

	For the three months ended June 30,		For the year ended March 31, 2006
	2006	2005	
Ordinary income	**17,791**	15,498	68,323
Change from the previous period	**14.8 %**	8.0 %	8.3 %
Ordinary profits	**6,847**	2,719	24,043
Change from the previous period	**151.8 %**	(60.9)%	5.7 %
Net income	**4,143**	5,445	17,149
Change from the previous period	**(23.9)%**	0.9 %	17.7 %
Net income per common share (yen)	**5,918.69**	38,896.07	24,499.10

Average number of shares outstanding:

For the three months ended June 30, 2006:	(Common stock)	700,000	shares
For the three months ended June 30, 2005:	(Common stock)	140,000	shares
For the year ended March 31, 2006:	(Common stock)	700,000	shares

Notes

The Bank consummated a five-for-one stock split on September 1, 2005. If the stock spilt had been made on April 1, 2005, net income per common share would have been 7,779.21 yen for the three months ended June 30, 2005.

(2) Financial Conditions

(in millions of yen except per share data and percentages)

	As of June 30,		As of March 31,
	2006	2005	2006
Total assets	1,563,718	1,443,115	1,505,492
Net assets	87,019	80,443	91,005
Ratio of net assets to total assets	5.6%	5.6%	6.0%
Net assets per common share	124,313.64	574,598.15	130,007.85

Number of shares outstanding as of:

June 30, 2006:	(Common stock)	700,000	shares
June 30, 2005:	(Common stock)	140,000	shares
March 31, 2005:	(Common stock)	700,000	shares

If the stock spilt had been made on April 1, 2005, net assets per common share would have been 114,919.63 yen for the three months ended June 30, 2005.

2. Earning Projections for the Fiscal Year Ending March 31, 2007

Earning projections for the fiscal year ending March 31, 2007 remains the same as the ones which were previously disclosed on May 26, 2006 shown as below.

	For the six-months ending September 30, 2006	For the year ending March 31, 2007
Ordinary income	35,000	75,500
Ordinary profits	12,500	26,500
Net income	7,400	15,700

(Note)
The information contains forward-looking statements. The forward-looking statements are inherently susceptible to risks and uncertainties and does not guarantee future performance. Please note that future performance may differ from the prospect due to matters such as changes in business environments.

Overview (Consolidated)

Earnings

- Our Ordinary Profits increased by JPY 4.1 billion or 151.8% over the prior year quarter to JPY 6.8 billion primarily due to an increase in interest income on loans (JPY 1.3 billion) and a decrease in write-off of loans (JPY 2.2 billion).
- Net Income decreased by JPY 1.3 billion or 23.9% over the prior year quarter to JPY 4.1 billion primarily due to a decrease in gains on reversal of reserve for possible loan losses (JPY 6.0 billion).
- Return on Assets and Return on Equity remained strong at 1.08 % and 18.66 %, respectively.

Loans and Deposits

- Outstanding loan balance steadily increased to JPY 1,070.8 billion, up by JPY 170.4 billion or 18.9% over the prior year quarter.
- Both business segments, Retail and Corporate, contributed to our loan growth with Retail Banking loans up by 40.3% and Corporate Banking loans up by 13.0% over the prior year quarter.
- End balance of deposits including negotiable certificate deposits was JPY 1,391.0 billon, up by JPY 73.6 billion or 5.5% over the prior year quarter. Of the total deposits, deposits from individuals comprise around 80% and time deposits comprise around 70%. These factors contribute to our stable funding.
- Loan-to-deposit ratio at the end of the quarter was 76.9%, up from 68.3% at the end of the prior year quarter.

Asset Quality

- Our problem loan ratio under the Financial Revitalization Law declined to 3.83% from 4.37% at the end of the prior year quarter.

<Reference>

<On a Consolidated Basis> (in millions of yen, except figures in percentage and yen)

	1st Quarter Fiscal 2006	1st Quarter Fiscal 2005	Variance	Variance (%)	Earning Projections *	
					1st Half	Full Year
Ordinary Income	17,791	15,498	2,293	14.7	35,000	75,500
Ordinary Profits	6,847	2,719	4,128	151.8	12,500	26,500
Net Income	4,143	5,445	(1,302)	(23.9)	7,400	15,700
Net Income per Share ** (yen)	5,918.68	7,779.21	(1,860.53)	(23.9)	–	22,428.57

* The projections are same as the information disclosed on May 26, 2006. For the remarks on the earnings projections, please refer to page 2.

** We consummated a five-for-one stock split on September 1, 2005. Net Income per Share (NIPS) for 1st Quarter of Fiscal 2005 shown above is the NIPS re-calculated based on the assumption that the stock spilt had been made on April 1, 2004 for comparison. (NIPS for 1st Quarter of Fiscal 2005 before the re-calculation was JPY 38,896.07.)

COMPARISON OF CONSOLIDATED BALANCE SHEETS

(in millions of yen)	As of June 30, 2006 (A)	As of June 30, 2005 (B)	(A)-(B)	As of March 31, 2006
Assets:	(Unaudited)	(Unaudited)		
Cash and due from banks	37,773	63,836	(26,063)	119,816
Call loans	78,758	11,223	67,535	1,526
Monetary receivables bought	62,198	52,228	9,970	48,293
Trading securities	6	9	(3)	7
Monetary assets held in trust	3,659	4,233	(574)	3,670
Investment securities	285,053	381,204	(96,151)	271,478
Loans and bills discounted	1,070,822	900,351	170,471	1,031,891
Foreign exchanges	846	387	459	275
Other assets	15,903	20,518	(4,615)	23,601
Premises and equipment	-	15,569	-	13,969
Tangible fixed assets	11,500	-	-	-
Intangible fixed assets	3,085	-	-	-
Deferred tax assets	15,586	11,380	4,206	12,402
Customers' liabilities for acceptances and guarantees	2,261	3,888	(1,627)	2,326
Reserve for possible loan losses	(23,738)	(21,716)	(2,022)	(23,768)
Total assets	1,563,718	1,443,115	120,603	1,505,492
Liabilities and Stockholders' Equity				
Liabilities:				
Deposits	1,381,089	1,317,446	63,643	1,364,714
Negotiable certificates of deposit	10,000	-	10,000	-
Payables under securities lending transactions	2,914	-	2,914	-
Call money	10,000	-	10,000	-
Borrowed money	-	1,000	(1,000)	1,000
Foreign exchanges	0	16	(16)	14
Corporate bonds and notes	23,000	3,000	20,000	3,000
Other liabilities	46,472	36,162	10,310	40,566
Reserve for employees' bonus	657	537	120	1,528
Reserve for directors' bonus	78	83	(5)	1,037
Negative goodwill	224	537	(313)	297
Acceptances and guarantees	2,261	3,888	(1,627)	2,326
Total liabilities	1,476,698	1,362,671	114,027	1,414,486

Note: Due to the amendments of the "Banking Law Enforcement Regulations" effective from this fiscal year beginning April 1, 2006, the presentation of the accounts below have been changed from this fiscal year.

(1) "Premises and equipment" has been separately presented as "Tangible fixed assets," "Intangible fixed assets" and "Other assets" from this fiscal year.

(2) Software previously included in "Other assets" has been included in "Intangible assets" from this fiscal year.

COMPARISON OF CONSOLIDATED BALANCE SHEETS

(in millions of yen)	As of June 30, 2006 (A)	As of June 30, 2005 (B)	(A)-(B)	As of March 31, 2006
Stockholders' equity:	(Unaudited)	(Unaudited)		
Common stock	-	21,000	-	21,000
Capital surplus	-	19,000	-	19,000
Retained earnings	-	39,733	-	51,437
Unrealized gains (losses) on securities available for sale, net of tax	-	709	-	(432)
Total stockholders' equity	-	80,443	-	91,005
Total liabilities and stockholders' equity	-	1,443,115	-	1,505,492
Net assets:				
Common stock	21,000	-	-	-
Capital surplus	19,000	-	-	-
Retained earnings	52,080	-	-	-
Total owners' equity	92,080	-	-	-
Unrealized gains (losses) on securities available for sale, net of tax	(920)	-	-	-
Deferred gains (losses) on hedging instruments, net of tax	(4,140)	-	-	-
Total valuation and translation adjustments	(5,061)	-	-	-
Total net assets	87,019	-	-	-
Total liabilities and net assets	1,563,718	-	-	-

Note: Due to the application of "Accounting Standards for Presentation of Net Assets in the Balance Sheet" and the "Guideline on Accounting Standards for Presentation of Net Assets in the Balance Sheet" effective from the fiscal year beginning April 1, 2006, the former "Stockholders' equity" and other items are presented as "Net assets" from this fiscal year.

COMPARISON OF CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended June 30,			For year ended
(in millions of yen)	2006 (A)	2005 (B)	(A)-(B)	March 31, 2006
	(Unaudited)	(Unaudited)		
Ordinary income:	17,791	15,498	2,293	68,323
Interest income	12,047	10,310	1,737	46,598
Interest on loans and discounts	*9,877*	*8,483*	*1,394*	*38,192*
Interest and dividends on securities	*1,278*	*1,183*	*95*	*5,333*
Fees and commissions	3,024	2,156	868	11,025
Other operating income	798	1,499	(701)	1,971
Other ordinary income	1,921	1,531	390	8,727
Ordinary expenses:	10,943	12,778	(1,835)	44,279
Interest expenses	2,066	1,960	106	7,857
Interest on deposits	*2,040*	*1,923*	*117*	*7,762*
Fees and commissions	686	390	296	2,334
Other operating expenses	60	60	(0)	622
General and administrative expenses	7,293	6,802	491	27,648
Other ordinary expenses	835	3,565	(2,730)	5,817
Ordinary profits	6,847	2,719	4,128	24,043
Extraordinary gains	322	6,717	(6,395)	5,731
Reversal of reserve for possible loan losses	*322*	*6,399*	*(6,077)*	*3,716*
Extraordinary losses	12	112	(100)	751
Income before income taxes	7,158	9,325	(2,167)	29,022
Income taxes				
Current	3,015	3,880	(865)	12,404
Deferred	-	-	-	(531)
Net income	4,143	5,445	(1,302)	17,149

Selected Financial Information of 1st Quarter Results

1. Operating Results

(1) 【Consolidated basis】 *(in millions of yen)*

	For the three months ended June 30,		Increase/(Decrease) (A) - (B)
	2006 (A)	2005 (B)	
Gross Operating Profits	**13,056**	**11,555**	**1,501**
Net Interest Income	9,980	8,350	1,630
Net Fees and Commissions	2,337	1,766	571
Net Other Operating Income	737	1,438	(701)
General & Administrative Expenses	7,293	6,802	491
Provision for General Reserve for Possible Loan Losses	-	-	-
Other Income & Expenses	1,085	(2,033)	3,118
of which Net Gains & Losses on Equity Securities	155	-	155
of which Credit Costs (minus)	781	3,008	(2,227)
Ordinary Profits	**6,847**	**2,719**	**4,128**
Extraordinary Gains & Losses	310	6,605	(6,295)
of which Net Gains & Losses on Sales of Tangible Fixed Assets	(12)	203	(215)
of which Collection of Written-off Claims	0	1	(1)
of which Gains on Reversal of Reserve for Possible Loan Losses	322	6,399	(6,077)
Income before Income Taxes	**7,158**	**9,325**	**(2,167)**
Income Taxes (Current & Deferred)	3,015	3,880	(865)
Net Income	**4,143**	**5,445**	**(1,302)**

Note: Gross Operating Profits = (Interest income - Interest expenses) + (Fees and commision income - Fees and commission expenes)
+ (Other operating inocome - Other operating expenses)

(2)【Non-consolidated basis】 *(in millions of yen)*

	For the three months ended June 30,		Increase/(Decrease) (A) - (B)
	2006 (A)	2005 (B)	
Gross Operating Profits	**12,108**	**10,640**	**1,468**
Net Interest Income	9,728	8,151	1,577
Interest Income	11,789	10,101	1,688
Interest Expenses	2,060	1,949	111
Net Fees and Commissions	1,643	1,371	272
Fees and Commission Income	2,986	2,222	764
Fees and Commission Expenses	1,342	850	492
Net Other Operating Income	736	1,117	(381)
Other Operating Income	797	1,122	(325)
Other Operating Expenses	60	4	56
General & Administrative Expenses	7,309	6,488	821
Personnel Expenses	2,934	2,883	51
Nonpersonnel Expenses	3,926	3,184	742
Taxes	447	420	27
Net Operating Income (before General Reserve)	**4,799**	**4,152**	**647**
Provision for General Reserve for Possible Loan Losses	-	-	-
Net Operating Income	**4,799**	**4,152**	**647**
Other Income & Expenses	1,032	(1,460)	2,492
of which Net Gains & Losses on Equity Securities	146	-	146
of which Credit Costs	758	3,000	(2,242)
Other Income	1,849	2,111	(262)
Other Expenses	816	3,572	(2,756)
Ordinary Profits	**5,832**	**2,691**	**3,141**
Extraordinary Gains & Losses	985	6,849	(5,864)
Extraordinary Gains	997	6,950	(5,953)
of which Reversal of Reserve for Possible Loan Losses	997	6,633	(5,636)
Extraordinary Losses	12	100	(88)
Income before Income Taxes	**6,817**	**9,541**	**(2,724)**
Income Taxes (Current & Deferred)	2,822	3,882	(1,060)
Net Income	**3,995**	**5,659**	**(1,664)**

Composition of Revenue (Consolidated)

Our ordinary income includes revenue that is derived pursuant to the terms of our loans and bills discounted, as we as revenue that is derived from the amortization of the difference between the stated principal amount and book value which initially is the purchase price, of our purchased loans from Tokyo Sowa Bank and other banks ("*Loan Purchas* Revenue"), we measure our performance based on "*Organic Revenue,* " which is shown below.

(1) Organic Revenue

(in millions of yen)

	For the three months ended June 30, 2006 (A)	For the three months ended June 30, 2005 (B)	Increase/ (Decrease) (A) - (B)
Ordinary Income	17,791	15,498	2,293
Interest Income from Interest Rate Swap for Deposits (Note)	(376)	(239)	(137)
Fee and Commission Expenses	(686)	(390)	(296)
Other Operating Expenses	(60)	(60)	0
Loan Purchase Revenue (after Offset of Provision for General Reserve for Possible Loan Losses)	(3,029)	(2,711)	(318)
Organic Revenue	13,637	12,096	1,541

(Note) "Interest Income from Interest Rate Swap" is deducted from Ordinary Income to determine the amount of "Organic Revenue" since such interest income is derived from funding activities. Thus, it is excluded from our measurements of revenue performance and included as a reduction in our funding costs.

(2) Loan Purchase Revenue

(in millions of yen)

	For the three months ended June 30, 2006 (A)	For the three months ended June 30, 2005 (B)	Increase/ (Decrease) (A) - (B)
Loan Purchase Revenue	3,308	3,686	(378)
Amortization included in Interest Income	1,579	1,485	94
Amortization of Unearned Loan Purchase Revenue	1,858	2,460	(602)
Offset of Provision for Reserve for Possible Loan Losses	(278)	(974)	696
Amortization included in Fees and Commissions	22	28	(6)
Revenue included in Other Ordinary Income	1,428	1,197	231
Add-back of Offset of Provision for Reserve for Possible Loan Losses	278	974	(696)

(3) Comparison of Organic Revenue and Loan Purchase Revenue

(in millions of yen except percentages)

	For the three months ended June 30,				Increase/(Decrease) (A) - (B)	
	2006 (A)		2005 (B)			
	Amount	% of total	Amount	% of total	Amount	%
Organic Revenue	13,637	80.5	12,096	76.6	1,541	12.7
Loan Purchase Revenue	3,308	19.5	3,686	23.4	(378)	(10.3)
Total Revenue	16,945	100.0	15,782	100.0	1,163	7.4

(4) Credit Costs

(in millions of yen)

	For the three months ended June 30,		Increase/ (Decrease) (A) - (B)
	2006 (A)	2005 (B)	
Provision for (Reversal of) Reserve for Possible Loan Losses	(322)	(6,399)	6,077
Write-off of Loans	781	3,008	(2,227)
Credit Costs excluding Offset of Provision for Reserve for Possible Loan Losses with respect to Purchased Loans against Loan Purchase Revenue	459	(3,391)	3,850
Offset of Provision for Reserve for Possible Loan Losses with respect to Purchased Loans against Loan Purchase Revenue	278	974	(696)
Total Credit Costs	738	(2,416)	3,154

2. Disclosed Claims under Financial Revitalization Law (Consolidated)

(in billions of yen except percentatages)

	As of June 30, 2006	As of June 30, 2005	As of March 31, 2006
Bankruptcy and Quasi-Bankruptcy	4.2	6.7	5.0
Doubtful	24.5	21.9	18.6
Sub-standard	12.3	10.9	12.0
Sub-Total	41.1	39.7	35.7
Normal	1,034.9	868.3	1,001.1
Total	1,076.1	908.0	1,036.9
Ratio of Problem Loans to Total Claims	3.83%	4.37%	3.44%

Note: Amounts above are calculated based on the self-assessment as of June 30, 2006, and they reflect the change of the forecast of chare-off and reserves, collection of claims and collection through collateral during the three months ended June 30, 2006

Reconciliation with Classification under Self-Assessment

Financial Revitalization Law	Classification under Self-Assessment
Bankruptcy and Quasi-Bankruptcy	Debtors who are legally bankrupt and virtually bankrupt
Doubtful	Debtors who are likely to become bankrupt
Sub-standard	Debtors whose claims are restructured

3. BIS Capital Ratio (based on domestic standard)

	As of September 30, 2006 **(Forecast)**	As of March 31, 2006 (Reference)
Capital Adequacy Ratio	High-end of 8%	8.95%
Tier I Capital Ratio	Low-end of 8%	8.05%

Note: Please note that future forecast above may differ from the prospect due to matters such as changes in business environments.

4. Unrealized Gains/Losses on Available-for-sale Securities (Consolidated)

(in billions of yen)

	As of June 30,							
	2006				2005			
	Fair value	Difference	Gain	Loss	Fair value	Difference	Gain	Loss
Available-for-sale securities:	238.4	(1.5)	1.3	2.8	341.2	1.2	1.4	0.2
Equities	1.2	0.7	0.7	-	-	-	-	-
Bonds	150.0	(1.3)	0.0	1.3	195.8	0.2	0.2	0.0
Other	87.2	(0.9)	0.5	1.4	145.3	0.9	1.2	0.2

	As of March 31, 2006			
	Fair value	Difference	Gain	Loss
Available-for-sale securities:	233.6	(0.7)	1.6	2.3
Equities	1.6	1.1	1.1	-
Bonds	145.4	(1.2)	0.0	1.3
Other	86.5	(0.5)	0.5	1.0

5. Derivatives (Consolidated)

(1) Interest Rate Derivatives

(in billions of yen)

	As of June 30, 2006			As of June 30, 2005			As of March 31, 2006		
	Contractual or Notional Amounts	Fair value	Unrealized Gain (Loss)	Contractual or Notional Amounts	Fair value	Unrealized Gain (Loss)	Contractual or Notional Amounts	Fair value	Unrealized Gain (Loss)
Listed:									
Interest Rate Futures	-	-	-	-	-	-	-	-	-
Interest Rate Options	-	-	-	-	-	-	-	-	-
Over-the-counter:									
Interest Rate Forward Contracts	-	-	-	-	-	-	-	-	-
Interest Rate Swaps	58.7	0.0	0.0	-	-	-	25.6	(0.0)	(0.0)
Interest Rate Options	21.3	0.2	0.0	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-	-
Total			0.0			-			(0.0)

(2) Currency Derivatives

(in billions of yen)

	As of June 30, 2006			As of June 30, 2005			As of March 31, 2006		
	Contractual or Notional Amounts	Fair value	Unrealized Gain (Loss)	Contractual or Notional Amounts	Fair value	Unrealized Gain (Loss)	Contractual or Notional Amounts	Fair value	Unrealized Gain (Loss)
Listed:									
Currency Futures	-	-	-	-	-	-	-	-	-
Currency Options	-	-	-	-	-	-	-	-	-
Over-the-counter:									
Currency Swaps	-	-	-	-	-	-	-	-	-
Foreign Exchange Forward Contracts	12.8	0.0	0.0	0.3	0.3	0.0	2.8	0.0	0.0
Currency Options	-	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-	-
Total			0.0			0.0			0.0

(3) Equity Derivatives

Not applicable.

(4) Bond Derivatives

(in billions of yen)

	As of June 30,						As of March 31, 2006		
	2006			2005					
	Contractual or Notional Amounts	Fair value	Unrealized Gain (Loss)	Contractual or Notional Amounts	Fair value	Unrealized Gain (Loss)	Contractual or Notional Amounts	Fair value	Unrealized Gain (Loss)
Listed:	14.0	0.0	0.0	0.0	0.0	(0.0)	-	-	-
Over-the-counter:	-	-	-	-	-	-	-	-	-
Total			0.0			(0.0)			-

(5) Commodity Derivatives, Credit Derivatives

Not applicable.

6. Balances of Loans and Deposits (Consolidated)

(in billions of yen)

	As of June 30, 2006	As of June 30, 2005	As of March 31, 2006
Individuals	1,111.9	1,035.6	1,089.4
Corporations	185.6	187.5	191.3
Public entities	77.8	79.2	65.5
Financial institutions	5.6	14.9	18.2
Total deposits	1,381.0	1,317.4	1,364.7
Loans and Bills Discounted	1,070.8	900.3	1,031.8

For immediate Release

RECEIVED

2006 SEP 18 P 2:53

OFFICE OF INTERNATIONAL CORPORATE FINANCE

September 1, 2006.

The Tokyo Star Bank, Limited
(Code: 8384 TSE First Section)

Statement regarding Today's Media Report

Tokyo (Friday, September 1, 2006) – Today, The Tokyo Star Bank, Limited ("Tokyo Star Bank") announced, in response to the media reports that Tokyo Star Bank has decided to switch from free ATM fee to paid services, that it has not reached any such decision.

June 12, 2006

The Tokyo Star Bank, Limited

Todd Budge
President & CEO

Announcement on Acquisition of the Bank's Stock

The Tokyo Star Bank, Limited hereby announces that the status of the acquisition of the Bank's stock, pursuant to the Board resolution as of December 12th, 2005, is as follows.

1. Status of Acquisition resolved by the Board Meeting

As of May 25, 2006

Categories	Number of Stocks		Total Amount (in JPY)
Resolution in the Board Meeting (Resolved on Dec. 12, 2005) (Acquisition period : from Dec.12, 2005 to the previous day of the fiscal year 2005 closing)		7,000	4,000,000,000
Own Stocks Purchased (and dates)	—	—	—
Total Amount	—	—	—
Cumulative Acquisition of Stocks as of this month-end		—	—
Status of Acquisition(%)		0	0

2 Status of Stock Holding

As of May 25, 2006

Categories	Number of Stocks
Total Number of Stocks Issued	700,000
Total Number of Own Stocks Held	0

"Report on Status of Acquisition of the Bank's Stock" as per the above has been submitted to Kanto Local Finance Bureau today.